EXHIBIT 99.1

NewsRelease

TransCanada to Present at CIBC World Markets – Whistler Institutional Investor Conference

CALGARY, Alberta – January 17, 2011 – Dennis McConaghy, executive vice-president, corporate development for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the CIBC World Markets – 2011 Whistler Institutional Investor Conference in Whistler, British Columbia on January 20, 2011 at 11:10 a.m. pacific standard time.

A link to the audio webcast and a copy of the presentation will be available in the Investor Centre section of TransCanada’s website at www.transcanada.com/eventspresentations.html

With more than 50 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada's network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com/

Media Enquiries:	Terry Cunha	(403) 920-7859 (800) 608-7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook	(403) 920-7911 (800) 361-6522